Exhibit 99.1

Brooge Energy Appoints Syed Masood Ali as Acting Chief Financial Officer

Saleh Yammout, former CFO, continues his work for the Company in his role as Board Member

NEW YORK, April 27, 2020 (GLOBE NEWSWIRE): Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), announced today the appointment of Syed Masood Ali as Chief Financial Officer. Saleh Yammout, former CFO, is to continue working with the Company as a board member.

Nico Paardenkooper, CEO of Brooge Energy, commented, “Syed brings to our senior management team an impressive corporate finance and international reporting background. As a newly public company, we will continue to bolster Brooge’s team with talented professionals that have complementary experience and will support us in building value for our shareholders. With deep expertise and knowledge in all aspects of corporate finance, financial planning and financial governance, we believe Syed has the required leadership capabilities to help strategically manage our growth as Brooge enters a new chapter in its growth, with the upcoming launch of Phase II operations and our planned expansion of Phase III for which the FEED process has started.”

Mr. Syed brings to Brooge Energy banking, finance, marketing and management experience in multiple international markets. Mr. Syed has experience in leading and managing independent treasury and banking functions in the Middle East, Africa and Europe. Former engagements of Mr. Syed include Executive Director of Family Offices at First Abu Dhabi Bank where he managed the designated Family Office portfolios and held positions at Emirates Islamic Bank, Dubai Bank, Abu Dhabi Islamic Bank and Askari Commercial Bank Limited. Mr. Syed has a Master of Business Administration (MBA) from Newport University, California.

Mr. Syed Masood Ali, newly appointed Acting Chief Financial Officer, commented, “I am pleased to join Brooge during this critical time in the Company’s history, having recently gone public and approaching significant growth opportunities both in the near term and over the next few years as it executes on its strategy to become the largest oil storage provider in Fujairah. Together with the management team, I will leverage my financial experience and deep banking relationships to support the Company in its growth strategy.”

About Brooge Energy Limited

Brooge Energy, formerly known as Brooge Holdings, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com